Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

Brookfield Office Properties Inc.

Corporate name / Dénomination sociale

074605-3

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Marcie Girouard

Director / Directeur

2011-05-04

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Industry Canada | Industrie Canada

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
BROOKFIELD PROPERTIES CORPORATION

2 Corporation number
Numéro de la société
074605-3

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation changes its name to:
La dénomination sociale est modifiée pour :
Brookfield Office Properties Inc.

The corporation changes the minimum and/or maximum number of directors to:
Les nombres minimal et/ou maximal d'administrateurs sont modifiés pour :
Min. 11 Max. 11

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Michelle L. Campbell

Michelle L. Campbell
212-417-7514

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).
Nota : Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ ou d'un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la LCSA).